[	News Release
TSX:RMX | NYSE Amex:RBY July 27, 2009

Rubicon Provides Updates, Phoenix Gold Project, Red Lake, Ontario
-New deep intercept 3,776 feet below surface(1151 metres) of 0.30 oz/ton gold over 16.4 feet plus 1.19 oz/ton gold over 1.6 feet-
- Robust F2 gold system continues to the southwest and to depth-
-Shaft extension underway and property-wide drilling expanded by up to 20,000 metres to test other Phoenix targets -

Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE-AMEX) is pleased to provide an update on its drilling and shaft sinking activities at its 100%-controlled Phoenix Gold Project, located in the heart of the prolific Red Lake Gold District of Ontario. Five drill rigs are currently in operation on the project, three on surface and two from underground on the 122-metre level as part of the ongoing 80,000-metre drill program. Prior to this program, the company had drilled approximately 65,000 metres on the high-grade F2 Zone since its discovery in March, 2008 (see numerous releases since March 12, 2008 and www.rubiconminerals.com for further details).

Drilling Update

In its March 30, 2009 news release, Rubicon announced an 80,000-metre drill program designed to expand the known extent of the F2 Zone system. The planned drilling will test a 1200 metre by 1600 metre target area, and is referred to as the ‘9X drill plan’ as outlined in Figure 2.

In its June 8, 2009 news release, Rubicon announced that two deep master holes were underway to test target areas 7 and 8. Although the two master holes have not yet reached their designed target depth, both have encountered gold mineralization at shallower levels (see Table 1 and Figures 1 and 2). F2-66 intersected 0.30 oz/ton gold over 16.4 feet including 0.98 oz/ton gold over 3.3 feet at a vertical depth of 3,776 feet (1151 metres) below surface (10.2 g/t gold over 5.0 metres including 33.7 g/t gold over 1.0 metre) and 0.66 oz/ton gold over 3.3 feet including 1.19 oz/ton over 1.6 feet at a vertical depth of 3,386 feet (1032 metres) below surface (22.6 g/t gold over 1.0 metre including 40.9 g/t gold over 0.5 m) in target areas 5 and 8 (Figure 2). These intercepts confirm that gold is present at depth and extends the strike length of the F2 Zone by a further 262 feet (80 metres) to a total of 2,559 feet (780 metres). Hole F2-65 intersected 22.9 g/t gold over 0.5 metre and 12.2 g/t gold over 1.0 metre at a vertical depth of 1,342 feet (409 metres) below surface. A third deep master hole to test target area 9, has commenced.

Two underground drill holes designed to test shallow gold intercepts in F2-54 intersected a fault zone, which was also intersected by two shallow holes drilled from surface. This fault zone appears to have displaced gold mineralization observed in F2-54. Further drilling is required to understand the significance of the fault in this area.

Regional Drilling

Rubicon is pleased to announce it plans to drill up to an additional 20,000 metres testing a number of priority targets within the Phoenix project that are outside of the F2 Zone. The first target area is approximately one kilometre to the southwest (See Target A, Figure 3). Drilling in this area returned encouraging gold values including 0.46 oz/ton gold over 1.6 feet (15.7 g/t gold over 0.5 metres) in DS-09-04, 3,566 feet (1087 metres) southwest of the core of the F2 Zone. These results demonstrate the gold mineralizing system is developed well to the southwest of the F2 Zone, in an area with no previous drilling and suggest a high potential for further gold mineralization in the southern part of the property.

The expanded regional drill program will test a number of priority targets elsewhere on the property (Figure 3). These targets occur in the area of, or beneath, known significant gold bearing areas and/or in association with strong Titan24 geophysical anomalies. As Figure 3 shows, there are numerous >15g/t gold intercepts (mostly at very shallow levels) across the property attesting to the presence of an extensive gold mineralizing system now documented over a four kilometre strike length. It is noteworthy that the F2 Zone is closely associated with a Titan24 anomaly and this raises the possibility of a similar association elsewhere on the property, especially on strike to the F2 Zone.

“These latest results continue to demonstrate that the large F2 gold system is growing both laterally and to depth. Our drilling well over a kilometre to the southwest of the core F2 Zone provides further encouragement that the gold system is present well beyond our current area of focused drilling. Furthermore, when we look at the property as a whole, there are a striking number of high-grade gold occurrences which have generally been explored to only shallow depths. Based on what we see at the F2 Zone, these areas need to be tested further so we have increased the scope of our drilling by up to 20,000 metres in this regard.” said David Adamson, President and CEO.

Shaft Sinking Commenced

Rubicon is also pleased to announce that shaft sinking commenced June 28th. The shaft is currently at a depth of 142 metres below surface. It is planned to extend the shaft to between 300 metres and 350 metres below surface where a 300-400 metre cross drift is planned from which further diamond drilling will be carried out.
Table 1: Assay Results F2 Zone update – Deep Drilling
Hole	Depth to centre of Intercept (m)	Gold (g/t)	Metres	Gold (oz/t)	Feet
F2-65	409	22.9	0.5	0.67	1.6
	421	12.2	1.0	0.36	3.3
	In progress to depth extension
F2-66	1032	22.6	1.0	0.66	3.3
incl.	1032	40.9	0.5	1.19	1.6
F2-67	In progress
F2-66	1151	10.2	5.0	0.30	16.4
incl.	1152	13.5	3.0	0.39	9.8
or	1152	33.7	1.0	0.98	3.3
Assays are uncut
Reported assay results satisfy the following cut-off criteria:
> 10.0 gram gold x metre product and > 3.0 g/t gold
Table 2: Assay Results
Regional Drilling
Hole	Depth to centre of Intercept (m)	Gold (g/t)	Metres	Gold (oz/t)	Feet
DS-09-02	77	7.7	1.0	0.22	3.3
	125	5.0	1.0	0.15	3.3
	315	7.3	1.0	0.21	3.3
	318	3.9	1.5	0.11	5.1
DS-09-03	105	4.8	1.0	0.14	3.3
DS-09-04	614	15.7	0.5	0.46	1.6
Assays are uncut

Rubicon Minerals Corporation is a well-funded exploration and development company with a treasury of approximately $63 million, focused on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon also controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 23.8% of the issued shares of the Company.

RUBICON MINERALS CORPORATION

"David W. Adamson"

President & CEO

Figure 1: F2 Zone Plan Map

Figure 2: Composite Long Section Looking Northwest and 9X Target Area Outlines

SW
NE
0 m
Mine Shaft
Lake Surface
-150 m
-350 m
-550 m
-750 m
-950 m
-1150 m
-1350 m
-1550 m
-1750 m
F2-65
22.9 / 0.5
F2-65
12.2 / 1.0
F2-66
22.6 / 1.0
incl 40.9 / 0.5
F2-66
10.2 / 5.0
incl 13.5 / 3.0
or 33.7 / 1.0
1
2
3
4
5
6
7
8
9
Gold Assay Results
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
F2-63B
14.0 / 1.0
Hole ID
Au (g/t) / Metre
0
100
200
Metres

All data points on this figure satisfy the following cut off criteria: >10.0 gram * metre product and >3.0g/t gold.

Figure 3:  Regional Phoenix Project Drilling

Assaying and Qualified Person

Assays were conducted on sawn NQ-sized half core sections. Further drilling is required before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs are supervised by Terry Bursey, P.Geo. the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements

This news release contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward looking information” within the meaning of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”) .  Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.  Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues.  In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Zone are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2 zone has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties.  As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary,  market conditions and general business, economic, competitive, political and social conditions.  These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner.   Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

PR09-14                                                                                                          For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
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